

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
James Mikolaichik
Chief Financial Officer
Manning & Napier, Inc
290 Woodcliff Drive
Fairport, NY 14450

   Re: Manning & Napier, Inc
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 14, 2014
     File No. 001-35355

Dear Mr. Mikolaichik:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 37

1. We note that you experienced net client outflows, mostly in separately managed accounts, of $2.5 billion during the year ended December 31, 2013 which primarily related to withdrawals from existing client accounts. In an effort to provide more comprehensive disclosure to your investors, please enhance your disclosure in future

filings to better describe the drivers of the changes in activity and balances, including trends in gross client inflows and outflows.

Item 15. Exhibits, Financial Statement Schedules, page 50

Notes to Consolidated Financial Statements, page F-10

Note 2. Summary of Significant Accounting Policies, page F-11

Principles of Consolidation, page F-11

2.   Please revise your disclosure in future filings to provide a discussion regarding your process to determine whether to consolidate any of the mutual funds and collective investment funds you manage, including any seed funding. For those funds that are VIEs in accordance with ASC 810-10-15-14, explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you go through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Revenue Recognition, page F-13

3.   We note from your disclosure on page 17 (Our Products) that you utilize unaffiliated third-parties and unaffiliated registered investment advisors in your product distribution. Please revise your future filings to explain whether amounts paid for distribution expenses related to the placement of your products from unaffiliated third-parties or registered investment advisors are reported on a gross or net basis and how you considered the guidance of ASC 605-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief